Exhibit 12.1

Commonwealth Edison Company

Ratio of Earnings to Fixed Charges

						Six Months
	Twelve Months Ended December 31,					Ended June 30,
	2008	2009	2010	2011	2012	2013
Pre-tax income from continuing operations	$329	$602	$693	$666	$618	$22
Plus: Loss from equity investees	9	—	—	—	—	—
Less: Capitalized interest	3	(3)	(2)	(4)	(3)	(2)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$341	$599	$691	$662	$615	$20
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness(b)	$323	$301	$368	$330	$297	$425
Interest component of rental expense(a)	8	7	6	6	6	3

Total fixed charges	331	308	374	336	303	428
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$672	$907	$1,065	$998	$918	$448
Ratio of earnings to fixed charges	2.0	2.9	2.8	3.0	3.0	1.0

a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.
b)	Includes interest expense of $289 million for the six months ended June 30, 2013, related to the remeasurement of the like-kind exchange tax position. See Note 12—Income Taxes of the Exelon Form 10-Q for the quarter ended June 30, 2013, for additional information regarding the like-kind exchange tax position.